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Individual Retirement Annuity Endorsement

This Endorsement amends the Flexible Premium Individual Deferred Retirement Annuity (Contract) to which it is attached in order to qualify it as a traditional individual retirement annuity under Section 408(b) of the Code. The Contract, including this Endorsement, also may be used in conjunction with a Simplified Employee Pension (SEP) under Code Section 408(k). The following provisions apply and replace any contrary provisions of the Contract.

Nontransferable

The Annuitant is the Owner. The Contract is not transferable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of you and your beneficiaries. It may not be transferred, sold, assigned, alienated or pledged as collateral for a loan or as security.

Nonforfeitable

Your entire interest in the Contract will be nonforfeitable.

Purchase Payments

Purchase Payments will be in cash or a cash equivalent. The following Purchase Payments will be accepted under this Contract:

1. Rollover contributions described in Sections 402(c), 403(a)(4), 403(b)(8) and 408(d)(3) of the Code;

2. Amounts directly transferred from another individual retirement account or annuity in accordance with Sections 402(e)(6) and 403(b)(10) of the Code;

3. Contributions pursuant to a SEP as provided in Section 408(k) of the Code;

4. Other Purchase Payments up to the lesser of $2,000 or 100% of compensation includable in gross income for federal income tax purposes for any taxable year.

5. Spousal IRA Limit. If you file a joint return and your taxable compensation is less than that of your spouse, the most that can be contributed for the year to your IRA is the smaller of the following two amounts:

a. $2,000, or

b. The total compensation includable in the gross income of both you and your spouse for the year, reduced by the following two amounts:

1) Your spouse's IRA contribution for the year; and

2) Any contributions for the year to a Roth IRA on behalf of your spouse.

This means that the total combined contributions that can be made for the year to your IRA and your spouse's IRA can be as much as $4,000.

6. No contributions will be accepted under a SIMPLE IRA Plan established by any employer pursuant to Section 408(p) of the Code. Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA Plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA Plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE IRA Plan.

You have the sole responsibility for determining whether any Purchase Payment meets applicable income tax requirements. If you make a Purchase Payment greater than that permitted by the Code, you may make a written request to withdraw the excess pursuant to the Code, subject to applicable Contract Surrender Charges and tax penalties.

This Contract does not require fixed Purchase Payments. Any refund of Purchase Payments (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional Purchase Payments or the purchase of additional benefits.

RELIASTAR [logo]

ReliaStar Life Insurance Company of New York
1000 Woodbury Road, Suite 102
P.O. Box 9004
Woodbury, New York 11797


Executed at our Home Office
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James R. Gelder            President
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/s/ James R. Gelder

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Susan M. Bergen            Secretary
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/s/ Susan M. Bergen

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Required Distributions

Your entire Contract Value will be distributed or commence to be distributed to you no later than April 1 of the calendar year following the calendar year in which you attain age 70 1/2 (Required Beginning Date). You have the sole responsibility for requesting a distribution that complies with this Endorsement and applicable law.

With respect to any amount which becomes payable under the Contract during your lifetime, such payment will be payable in equal amounts, no less frequently than annually. Payments will be made:

1. In a lump sum; or

2. Over your life; or

3. Over the lives of you and your designated Beneficiary; or

4. Over a period certain not exceeding your life expectancy; or

5. Over a period certain not exceeding the joint and last survivor expectancy of you and your designated Beneficiary.

Payments must be non-increasing or may increase only as provided in Q&A F-3 of Proposed Treasury Regulations Section 1.401(a) (9)-1. If your entire interest is to be distributed in other than a lump sum, the minimum amount to be distributed each year (commencing with the calendar year following the calendar year in which you attain age 70 1/2 and each year thereafter) will be determined in accordance with Code Section 408(b)(3) and the regulations thereunder. We permit partial surrenders if necessary to fund these required distributions prior to the Annuity Commencement Date. Partial surrenders are subject to Contract Surrender Charges.

Death Benefit

If you die after distribution of your interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death (pursuant to the Annuity Form in effect, if you die after the Annuity Commencement Date).

If you die before distribution has begun, the entire interest must be distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs. However, proceeds which are payable to a named Beneficiary who is a natural person may be distributed in equal installments over the lifetime of the Beneficiary or a period certain not exceeding the life expectancy of the Beneficiary provided such distribution begins not later than December 31 of the calendar year immediately following the calendar year in which your death occurred.

If the Beneficiary is your surviving spouse, the Beneficiary may elect not later than December 31 of the calendar year in which the fifth anniversary of your death occurs to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which you would have attained age 70 1/2.

If the designated Beneficiary is your surviving spouse, the spouse may treat the Contract as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions.

All distributions will be made in accordance with the requirements of Code
Section 401(a)(9), including the incidental death benefit requirements of Code
Section 401(a)(9)(G) and the regulations thereunder, including the minimum distribution incidental benefit requirement.

Notwithstanding any provision of this Endorsement to the contrary, the distribution of an individual's interest will be made in accordance with the minimum distribution requirements of Code Section 408(a)(6) or 408(b)(3) and the regulations thereunder, including the incidental death benefit provisions of
Section 1.401(a)(9)-2 of the proposed regulations.

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Death Benefit
(continued)

An individual may satisfy the minimum distribution requirements under Code Sections 408(a)(6) and 408(b)(3) by receiving a distribution from one IRA that is equal to the amount required to satisfy the minimum distribution requirements for 2 or more IRAs. For this purpose, the Owner of 2 or more IRAs may use the 'alternative method' described in Notice 88-38, 1988-1 C.B. 524 to satisfy the minimum distribution requirements described above.

For the purposes of this requirement, any amount paid to any of your children will be treated as if it had been paid to your surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

If you die before the Annuity Commencement Date, no additional Purchase Payments will be accepted under this Contract after your death unless the sole Beneficiary is your surviving spouse and he or she elects to treat this Contract as his or her own IRA.

Distribution Provisions

For purposes of the foregoing provisions life expectancy and joint and last survivor expectancy will be determined by use of the expected return mutliples in Tables V and VI of Treasury Regulation Section 1.72-9 in accordance with Code
Section 408(b)(3) and the regulations thereunder. In the case of Required Distributions, life expectancy will be initially determined on the basis of your attained ages in the year you reach age 70 1/2. In the case of Death Benefits, life expectancy will be initially determined on the basis of your Beneficiary's attained age in the year distributions are required to commence. Unless you (or your spouse) elect otherwise prior to the time distributions are required to commence, your life expectancy and, if applicable, your spouse's life expectancy will be recalculated annually based on your attained ages in the year for which the required distribution is being determined. Such election will be irrevocable by the individual and will apply to all subsequent years. Therefore, payments to a Beneficiary may not continue for life.

The life expectancy of a non-spouse Beneficiary will not be recalculated. Instead, life expectancy will be calculated using the attained age of such Beneficiary during the calendar year in which the Beneficiary attains age 70 1/2, and payments for subsequent years will be calculated based on such life expectancy, reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

Amendment to Conform to Law

We reserve the right to amend this Contract, or any Endorsement to this Contract, at any time without your consent if the amendment is necessary for the Contract to comply with changes in the Code or with any other applicable federal or state law, rule or regulation.

Reports

We make information reports to the Internal Revenue Service and to you as prescribed by the Internal Revenue Service. You agree to provide us at your expense with any information we need to prepare these reports. We send an annual calendar year report (Form 5498) to your latest address shown in our files. The report will show the Contract Values required to be reported by the Code.

Discontinuance

We may stop accepting Purchase Payments as of the date on which the Contract no longer meets Code requirements. We may return Purchase Payments in excess of those allowed to you without regard to Contract provisions affecting surrenders.

Disclaimer

We are not liable for any tax or tax penalties you or your Beneficiary may owe resulting from failure to comply with requirements imposed by the Code or by any other applicable federal or state law, rule or regulation.

Effective Date

This Endorsement is effective as of the Contract Date. The Contract Date is the date the Contract is issued.

General Provisions

This Endorsement is subject to all the exclusions, definitions and provisions of the Contract which are not inconsistent herewith. In the event of conflict, this Endorsement overrides the Contract.

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